Exhibit 99.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is entered into as of , 2024 (the “Effective Date”), by and between:

1.
Mi Kyung Um, who resides at 203, 444-9, Seongnae-dong, Gangdong-gu, Seoul, Republic of Korea, with a date of birth of February 17, 1969;

2.
In Won lee, who resides at 202, 14, Gamillo 72beon-gil, Gamil-dong, Hanam-si, Gyeonggi-do, Republic of Korea, with a date of birth of January 13, 1972 (together with Mi Kyung Um each, a ”Buyer” and collectively, the “Buyers”); and

3.
Captivision Korea Inc., formerly known as GLAAM Co., Ltd., with its principal office at 298- 42, Cheongbukjungang-ro, Cheongbuk-eup, Pyeongtaek-si, Gyeonggi-do, Republic of Korea (the “Seller”) (Seller and Purchaser each, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, G-SMATT EUROPE MEDIA LIMITED (the “Company”), with its registered office located at [3 Fairview Court, Fairview Road, Cheltenham, Gloucestershire, United Kingdom], primarily operates in the business of manufacturing and processing glass products and is a company established and existing under the laws of England and Wales; and

WHEREAS, as of the Effective Date, the number of shares issued by the Company and the list of current shareholders are as set forth in Appendix 1 of this Agreement. The Seller intends to sell 381,750,000 shares (representing 76.55% of the total issued and outstanding shares, the “Sale Shares”) of the Company held by the Seller to the Buyers in accordance with the terms and conditions of this Agreement, and the Buyers intend to purchase the Sale Shares from the Seller.

NOW THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

Article 1. Definition of Terms

Unless otherwise defined in this Agreement, the terms used in this Agreement shall have the meanings as set forth below.

“Sale Shares” means the shares listed in Appendix 2.

“Knowledge” means the actual knowledge of a Party (with respect to the Company, its registered officers and employees) or such knowledge as such Party should have had if they had exercised reasonable care or diligence.

“Law” means any constitution, statute, treaty, convention, decree, rule, notice, ordinance, administrative regulation, or any similar regulation or rule with legal force enacted, adopted, promulgated, or applied by any governmental authority, as well as any judgments, decisions, orders, and dispositions of governmental authorities that are validly in effect at any given time.

“Transaction” means (i) the sale and purchase of the Sale Shares by the Parties pursuant to this Agreement, and (ii) the performance of various obligations or commitments of the Parties under this Agreement.

“Person” means an individual, corporation, unincorporated association or foundation, or a Government Authority (as defined below).

“Litigation” means any litigation, lawsuits, application, judicial settlement, arbitration, administrative adjudication, hearing, investigation, or inquiry procedure, as well as any related procedures being conducted by a Governmental Authority.

“Business Day” means a day when commercial banks in the Republic of Korea are open for business (i.e., excluding Saturdays, Sundays, public holidays, and days when only some bank branches operate).

“Ho Joon Lee” means Ho Joon Lee, an individual residing at 265-2201, 135, Olympic-ro, Songpa-gu, Seoul, Korea (date of birth: January 29, 1973).

“Government Approval” means any legislative, administrative, or judicial body, whether domestic or foreign, or any individual, corporation, organization, agency, or other legal entity exercising authority or functions delegated by or equivalent to a governmental body.

“Government Approval” means any acts or procedures such as approvals, permits, registrations, consents, filings, and notifications required by law with respect to a Governmental Authority.

“Material Adverse Effect” means, in relation to the Parties, any event, cause, or circumstance that makes or would be reasonably expected to make it significantly difficult, impossible, severely restricted, prohibited, or illegal for a Party to timely fulfill its obligations under this Agreement.

“Encumbrance” means (i) security interests, rights of use, and various forms of atypical security; (ii) preemptive rights, call options, repurchase agreements, covenants to discharge obligations by transfer, or agreements granting rights in (i); (iii) attachments, provisional seizures, provisional dispositions, default dispositions; or (iv) any legal or contractual restriction on ownership or usage rights.

“Tax” means all types of taxes, duties, fees, levies, surcharges, interest, penalties, and related incidental charges imposed by governmental authorities, including national, local, and customs taxes, as well as any similar public charges imposed by a governmental authority.

“Ordinary Course of Business” mean lawful business practices that conform to the regular past business practices of a particular person (including conformity in terms of quantity, quality, and frequency). For the avoidance of doubt, practices that (i) do not adhere to the principle of good faith, (ii) do not conform to terms consistent with an arm’s length transaction between independent third parties,

(iii) violate the law, (iv) are not generally recognized in the industry to which the Company’s business belongs, or (v) have a material adverse effect, are excluded from the Ordinary Course of Business.

“Required Government Approval” means the government approvals that must be obtained or completed by a Party and/or the Company in connection with the execution and performance of this Agreement.

“Required Third-Party Approval” means the notification to or consent or approval from a third party who is a counterparty to a contract with a Party and/or the Company that must be obtained or completed in connection with the execution and performance of this Agreement.

“Captivision” means Captivision Inc., a corporation duly incorporated and validly existing under the laws of the Cayman Islands with its principal office located at 298-42 Chung-buk Chungang-ro Chung-buk, Pyeong-taek, Gyounggi, Republic of Korea.

“Cube Rental” means Cube Rental Inc., with its principal office located at 11, Wonhyo-ro 90-gil, Yongsan-gu, Seoul, Republic of Korea.

“CSY” means CSY Netherlands Holding BV, a corporation duly incorporated and validly existing under the laws of the Netherlands with its principal office located at Laan Walcheren 15, 1181 KH, Amstelveen, Netherlands.

Article 2. Sale and Purchase of Sale Shares

In accordance with the terms and conditions set forth in this Agreement, the Seller shall sell the Sale Shares to the Buyers, and the Buyers shall purchase the Sale Shares from the Seller.

Article 3. Purchase Price

The total purchase price for the Sale Shares shall be KRW 1,000,000 (the “Purchase Price”).

Article 4. Closing

4.1
Closing.

The closing of the Transaction (the “Closing”) shall take place at the Seller’s office located at 298-42, Cheongbukjungang-ro, Cheongbuk-eup, Pyeongtaek-si, Gyeonggi-do, Republic of Korea, or at such other place as mutually agreed upon by the Parties, on _, 2024 or on a date mutually agreed upon by the Parties (the “Closing Date”); provided that all conditions precedent to the Closing set forth in Article 5 are satisfied (including cases where a Party waives the fulfillment of such conditions as provided in Article 5).

In the event that the conditions precedent to the Closing set forth in Article 5 are not satisfied, and the Closing does not occur on , 2024, the Parties shall, by mutual agreement, set a new Closing Date, considering the period reasonably required for the satisfaction of all unsatisfied conditions precedent.

4.2
Seller’s Closing Actions.

At the Closing, the Seller shall transfer the Sale Shares free from any Encumbrance simultaneously with the Buyers’ fulfillment of its closing actions set forth in Article 4.3, and the Seller shall deliver the following documents to the Buyers:

(1)
the share certificates representing the Sale Shares (provided, however, if it has been agreed that no share certificates will be issued, a certificate of non-issuance of share certificates);
(2)
a copy of the shareholder register of the Company reflecting the Buyers as shareholders of the Company in accordance with the terms of the Transaction; and
(3)
any other documents or fulfillment of procedures reasonably requested by the Buyers pursuant to their rights under this Agreement.

4.3
Buyers’ Closing Actions.

At the Closing, the Buyers shall fulfill the following obligations simultaneously with the Seller’s fulfillment of its closing actions set forth in Article 4.2:

(1)
remit the Purchase Price to the bank account specified by the Seller (which shall be notified to the Buyers at least three (3) business days prior to the Closing Date) by wire transfer in immediately available funds; and
(2)
provide any other documents or fulfill procedures reasonably requested by the Seller pursuant to the Seller’s rights under this Agreement.

Article 5. Conditions Precedent to Closing

5.1
Conditions Precedent to the Closing Obligations of All Parties.

Each Party’s obligation to consummate the Transaction under this Agreement is subject to the satisfaction of the following conditions prior to the Closing:

(1)
There shall be no enactment or amendment of any Law, nor any litigation, mediation, arbitration, application, investigation, disposition, or other judicial or administrative measures that restricts or prohibits the Transaction, nor shall any provisional seizure, provisional disposition, or seizure be issued by the court or other governmental authorities on or before the Closing Date.
(2)
Cube Rental and Ho Joon Lee shall each have made an in-kind contribution of their monetary claims against the Company to Captivision, and shall each have received newly issued shares (common stock) of Captivision in exchange; provided that the specific terms of the in-kind contributions shall have been determined through separate discussions among Cube Rental, Ho Joon Lee, and Captivision.
(3)
CSY shall have completed the process of exchanging the 52,000,000 shares (representing a 10.43% stake) it holds of the shares issued by the Company for newly issued shares (common stock) of Captivision.
(4)
Captivision shall have contributed or provided an amount equivalent to USD 500,000 to the Company, through a capital contribution or by way of a loan or other financial arrangement.
(5)
The exclusive distribution and license agreement entered into between the Company and the Seller on May 18, 2020, shall have been terminated.

5.2
Conditions Precedent to the Buyer’s Obligations at Closing.

The Buyers’ obligation to consummate the Transaction under this Agreement is subject to the satisfaction or written waiver by the Buyers of the following conditions prior to the Closing:

(1)
The representations and warranties of the Seller as set forth in Article 7.1 of this Agreement shall be true and accurate as of the Effective Date and as of the Closing Date (provided, however, if the representations and warranties specifically relate to a particular date or point in time, they shall be true and accurate as of such date or point in time);
(2)
The Seller shall have performed or complied with all covenants and obligations required to be performed or complied with by the Seller under this Agreement on or prior to the Closing Date or prior thereto; and
(3)
The Seller and/or the Company shall have completed all procedures for obtaining consent, approval, prior consultation, notification, reporting, etc., from any third party whose consent, approval, prior consultation, notification, or reporting is required in connection with the execution and performance of this Agreement.

5.3
Conditions Precedent to the Seller’s Obligations at Closing.

The Seller’s obligation to consummate the Transaction under this Agreement is subject to the satisfaction or written waiver by the Seller of the following conditions prior to the Closing:

(1)
The representations and warranties of the Buyers as set forth in Article 7.2 of this Agreement shall be true and accurate as of the Effective Date and as of the Closing Date (provided, however, if the representations and warranties specifically relate to a particular date or point in time, they shall be true and accurate as of such date or point in time);
(2)
The Buyers shall have performed or complied with all covenants and obligations required to be performed or complied with by the Buyers under this Agreement by the Closing Date or prior thereto;
(3)
The Buyers shall have obtained or completed all Required Government Approvals that must be obtained or completed by them prior to the Closing; and
(4)
The Buyers shall have completed all procedures for obtaining consent, approval, prior consultation, notification, reporting, etc., from any third party whose consent, approval, prior consultation, notification, or reporting is required in connection with the execution and performance of this Agreement.

Article 6. Covenants

6.1
Pre-Closing Covenants.

The Parties covenant that between the Effective Date and the Closing Date (or, if this Agreement is terminated before the Closing Date, the date of termination), they shall or shall not perform the following actions:

(1)
The Parties shall use their best efforts to satisfy the conditions precedent to the Closing as set forth in Article 5, fulfill their obligations under this Agreement, and use their best efforts to consummate the Transaction. The Parties shall promptly notify the other Party in writing if any event occurs that constitutes or may constitute a breach of the representations, warranties, covenants, or other obligations set forth in this Agreement.
(2)
From the Effective Date until the Closing, the Seller shall ensure that the Company is operated in the Ordinary Course of Business consistent with past practices. Without the prior written consent of the Buyers, the Seller shall cause the Company not to engage in the following actions:
1.
issuance of shares, convertible bonds, bonds with stock warrants, or other equity securities, or granting rights to acquire such shares, bonds, or securities,

including stock options;

2.
any act that results in changes to the capital structure of the Company, including capital reduction (whether free or paid), merger or split of shares, or other capital restructuring;
3.
dissolution, liquidation, bankruptcy, rehabilitation, or filing for workout procedures;
4.
dividends, return of capital, acquisition, cancellation, or disposal of treasury stock; and
5.
entering into agreements arrangement or commitment with respect to any of the foregoing.

6.2
Post-Closing Covenants.

The Seller shall provide the Buyers with all necessary information, documents, and cooperation required to complete the necessary Government Approvals, registrations, and filings related to the Company's business following the Closing in connection with the Transaction.

Article 7. Representations and Warranties

7.1
The Seller represents and warrants to the Buyers as set forth in Appendix 7.1.

7.2
The Buyers represent and warrant to the Seller as set forth in Appendix 7.2.

Article 8. Indemnification

8.1
Indemnification Obligations.

Subject to the conditions set forth in this Article 8, each Party to this Agreement shall indemnify, defend, and hold harmless the other Party, its directors, officers, affiliates, agents, and representatives from and against all claims, losses, expenses, obligations, liabilities, damages, and costs (including, but not limited to, interest, fines, court costs, and reasonable attorney's fees, collectively the "Damages") arising out of or relating to the breach of any of its representations, warranties, covenants, or agreements under this Agreement.

8.2
Survival Period.

The representations and warranties of each Party under this Agreement shall survive until [1] year after the Closing Date.

8.3
Tax Effect.

Any amount paid pursuant to this Article 8 shall be deemed to be an adjustment to the Purchase Price for accounting and Tax purposes, to the maximum extent permitted by applicable Law. Each Party shall prepare and file tax returns (including amended returns) consistent with the treatment described in the foregoing sentence.

Article 9. Termination

9.1
Termination by Mutual Agreement.

This Agreement may be terminated prior to the Closing by mutual written agreement of the Parties.

9.2
Termination by the Seller or Buyers.

This Agreement may be terminated by written notice from one Party to the other in the event of the occurrence of any of the following; provided that the Party liable for the occurrence of such event may not terminate this Agreement on that basis:

(1)
If a Party materially breaches any of its representations, warranties, covenants, or other obligations under this Agreement, and such breach is not capable of being cured, or if the breaching Party fails to cure such breach within ten (10) business days after receiving written notice from the other Party requesting the cure, the non- breaching Party may terminate the Agreement;
(2)
If the Closing has not been completed by the date that is [6] months after the Effective Date, either Party may terminate the Agreement; and
(3)
If it becomes impossible to perform the transaction under this Agreement due to the failure to obtain the Required Government Approvals for the Transaction, either Party may terminate the Agreement.

After the Closing, this Agreement may not be terminated under any circumstances. If the Parties terminate this Agreement, it must be terminated in its entirety, and partial termination shall not be permitted. If the Seller or the Buyers terminate this Agreement, written notice must be provided to the other Party, and upon such notice, this Agreement shall be immediately terminated without any further action by the Parties.

9.3
Effect of Termination.

In the event that this Agreement is terminated in accordance with Articles 9.1 or 9.2, this Agreement shall lose its effect. However, the provisions of Articles 1, 8, 10, and 11, as well as this Article 9, shall remain in effect even if this Agreement is terminated or otherwise ceases to be effective. Termination of this Agreement shall not affect any liabilities incurred by either Party prior to such termination due to a breach of this Agreement.

Article 10. Confidentiality

10.1
Each Party shall not disclose the contents of this Agreement to any third party without the prior written consent of the other Party and shall keep confidential any confidential information related to the other Party that is learned in connection with this Agreement (including but not limited to production methods, sales methods, and other technical or managerial information that is not publicly known and has independent economic value, and has been maintained as confidential through substantial efforts in business operations). Such confidential information shall not be disclosed to any third party.

10.2
The confidentiality obligations under this Article shall remain in effect for [1] year after the termination of this Agreement.

Article 11. Notice

Unless otherwise provided in this Agreement, all notices related to this Agreement shall be delivered in writing, by personal delivery, facsimile, email, or registered mail to the following addresses and numbers:

Notice to the Seller:

Captivision Korea Inc.

298-42 Cheongbukjungang-ro, Cheongbuk-eup, Pyeongtaek-si, Gyeonggi-do, Republic of Korea Attention: Seung-Sick Kim, Managing Director

Phone: +82-70-5106-2804

Email: ss.kim@glaam.co.kr

Notice to the Buyers:

Mi Kyung Um

203, 444-9 Seongnae-dong, Gangdong-gu, Seoul, Republic of Korea Phone: +82-10-6340-2871

Email: tax49@naver.com

In Won Lee

202, 14 Gamillo 72beon-gil, Gamil-dong, Hanam-si, Gyeonggi-do, Republic of Korea Phone: +82-10-7496-2699

Email: kminjss@naver.com

Article 12. Miscellaneous

12.1
Entire Agreement. This Agreement contains the entire agreement between the Parties regarding the Transaction, and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

12.2
Assignment. Neither Party may assign or transfer its rights or obligations under this Agreement to a third party without the prior written consent of the other Party.

12.3
Amendments and Waivers. Except as otherwise expressly provided in this Agreement, any amendments to this Agreement must be made in writing and signed or sealed by the Parties. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.4
Severability. If any provision (including any sentence or clause) of this Agreement is deemed invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect the validity, legality, or enforceability of the remaining provisions. Such invalid, illegal, or unenforceable provisions shall be replaced with provisions that are as close as possible to the original intent and purpose of the invalid, illegal, or unenforceable provisions while remaining valid, legal, and enforceable.

12.5
Force Majeure. Neither Party shall be liable for failure to comply with this Agreement due to reasons beyond its control, such as fire, storm, flood, earthquake, accident, war (whether declared or undeclared), natural disasters, legal regulations, or government actions. In such cases, the affected Party shall notify the other Party as soon as possible when the force majeure event occurs and when it is resolved.

12.6
Expenses. Each Party shall bear its own costs and expenses incurred in the execution and performance of this Agreement.

12.7
Taxes. Unless otherwise provided in this Agreement, each Party shall pay any taxes imposed on it under the laws of the Republic of Korea in connection with the execution and performance of this Agreement.

12.8
Governing Law and Dispute Resolution.

(1)
This Agreement and the rights and obligations of the Parties shall be governed by and construed in accordance with the laws of the Republic of Korea, without giving effect to the conflict of laws provisions thereof.

(2)
In the event of a dispute arising from or in connection with this Agreement, the Parties shall endeavor to resolve the dispute through mutual agreement in good faith. If the Parties cannot resolve the dispute by mutual agreement, any litigation shall be submitted to the exclusive jurisdiction of the Seoul Central District Court as the court of first instance.

[Intentionally left blank for signature pages]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the Effective Date, with each Party, its authorized representative, or authorized signatory signing and affixing their seals.

Seller:

Captivision Korea Inc.

298-42 Cheongbukjungang-ro, Cheongbuk-eup, Pyeongtaek-si, Gyeonggi-do

/s/ Kyung Rae Kim

Representative: CEO Kyung-Rae Kim

IN WITNESS WHEREOF, the Parties have executed this Agreement on the Effective Date, with each Party, its authorized representative, or authorized signatory signing and affixing their seals.

Buyer:

/s/ Mi Kyung Um

Name: Mi Kyung Um

Date of Birth: February 17, 1969

Address: 203, 444-9 Seongnae-dong, Gangdong-gu, Seoul, Republic of Korea

IN WITNESS WHEREOF, the Parties have executed this Agreement on the Effective Date, with each Party, its authorized representative, or authorized signatory signing and affixing their seals.

Buyer:

/s/ In Won Lee

Name: In Won Lee

Date of Birth: January 13, 1972

Address: 202, 14 Gamillo 72beon-gil, Gamil-dong, Hanam-si, Gyeonggi-do, Republic of Korea

Appendix 1

Issued and Outstanding Shares and Shareholder List of the Company

Name of Shareholder	Type of Shares	Number of Shares	Equity Ratio
Captivision Korea Inc.	Common Shares	381,750,000	76.55%
Orhan Ertughrul	Common Shares	52,467,207	10.52%
CSY Netherlands Holding BV	Common Shares	52,000,000	10.43%
Ho Joon Lee	Common Shares	12,467,107	2.50%
Total	Common Shares	498,684,314	100.00%

Appendix 2

Sale Shares and Purchase Price by Buyers

Name of Shareholders	Type of Shares	Number of Shares	Equity Ratio	Purchase Price
Mi Kyung Um	Common Shares	190,875,000	38.275%	KRW 500,000
In Won Lee	Common Shares	190,875,000	38.275%	KRW 500,000
Total	Common Shares	381,750,000	76.55%	KRW 1,000,000

Appendix 7.1

Representations and Warranties of the Seller

The Seller represents and warrants to the Buyers that the following matters are true and accurate as of the Effective Date and the Closing Date; provided, however, that any representations and warranties made as of a specific date shall be true and accurate as of that specific date.

A.
Matters Regarding the Seller and the Sale Shares

(1)
The Seller has the authority and corporate power necessary to execute this Agreement and to perform the obligations under this Agreement;
(2)
This Agreement has been duly executed by the Seller and is binding and enforceable against the Seller in accordance with its terms;
(3)
The execution of this Agreement and the performance of the Seller’s obligations under this Agreement do not violate any applicable Laws or any agreements or arrangements to which the Seller is a party; and
(4)
The Seller holds legal and valid ownership of the Sale Shares, and the shares have been duly issued and are free from any Encumbrances. Upon the Closing of the Transaction, the ownership of the Sale Shares will be transferred to the Buyers free from any Encumbrances.
B.
Matters Regarding the Company
(1)
Establishment and Existence. The Company is duly incorporated and validly existing under the laws of England and Wales and has all power and authority required to conduct its business as it is now being conducted; and
(2)
No Violations. The execution and performance of this Agreement by the Seller do not violate any applicable Laws to which the Company is subject.

Appendix 7.2

Representations and Warranties of the Buyers

The Buyers represent and warrant to the Seller that the following matters are true and accurate as of the Effective Date and the Closing Date; provided, however, that any representations and warranties made as of a specific date shall be true and accurate as of that specific date.

(1)
The Buyers are residents of the Republic of Korea, with the authority and capacity necessary to execute this Agreement and to perform the obligations under this Agreement;
(2)
This Agreement has been duly executed by the Buyers and is binding and enforceable against the Buyers in accordance with its terms; and
(3)
The execution of this Agreement and the performance of the Buyers’ obligations under this Agreement (i) do not violate any applicable Laws, and (ii) do not constitute a breach of any agreements binding on the Buyers that would have a Material Adverse Effect on the Transaction.